Via EDGAR Transmission

August 24, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Craig D. Wilson, Sr. Asst. Chief Accountant, Office of Information Technologies and Services

Re:	HMS Holdings Corp. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed June 6, 2017 Form 10-Q for the Quarterly Period Ended June 30, 2017 Filed August 7, 2017 File No. 000-50194

Mr. Wilson:

Set forth below is the response of HMS Holdings Corp. (the "Company", "we", "us" or "our"), to the comment letter, dated August 11, 2017 (the "Comment Letter"), of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission with respect to the above-referenced filings of the Company.

For the convenience of the Staff, we have set forth below the text of the Staff's comment from the Comment Letter in bold typeface followed by the Company's response thereto. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements

Note 1(b) Summary of Significant Accounting Policies

(xiv) Stock-Based Compensation, page 110

1.	Your response to prior comment 1 indicates the awards with both service and market conditions vest over three years. Please further explain whether these awards have graded vesting features and if yes, why you believe the straight-line method is appropriate to recognize the compensation costs associated with such awards is appropriate. Refer to the definition of “Award” under ASC 718 and ASC 718-10-35-8.

Response: The Company respectfully advises the Staff that the Company’s awards with both service and market conditions do not have graded vesting features.

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 24, 2017

Form 10-Q for the Quarterly Period Ended June 30, 2017

Notes to the Consolidated Financial Statements

Note 2. Business Combinations, page 13

2.	Please explain to us the specific factors that you considered in estimating the useful life of the customer relationships as 36 years. Refer to ASC 350-30-35-3.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company and its third party specialist used a Multi-Period Excess Earnings Model, a common valuation income approach, in measuring the fair value of customer relationships. The preliminary calculations yielded an estimated useful life of 36 years. The Company’s preliminary determination of the estimated useful life for customer relationships was based upon the available data and relevant factors, including the indirect or direct contribution of the present value of cash flows used to measure the fair value of the intangible asset. The preliminary determination of estimated useful life considered all factors in ASC 350-30-35-3 and was adjusted specifically for certain factors as follows:

•	Legal, regulatory or contractual provisions – Given that there are typically very limited or no legal, regulatory or contractual provisions, cash flows associated with the customer intangible are currently expected to continue for many years.

•	Economic factors – The majority of cash flow growth is expected to be generated by a relatively small number of existing large, national health insurance customers and is not inherently related to relationships with individuals. These health insurance companies are mostly large public companies (i.e. Fortune 100 companies) with many years in the industry where there is limited competition and therefore lower switching ability exists. Additionally, these companies are experiencing historical growth driven by rising health care costs and increasing population trends. The high cash flow growth expectation from existing customers supports the preliminary determination of a longer estimated useful life.

•	Attrition – The attrition experience considered in the income approach reflected analysis of both the acquiree and acquiror’s historical customer attrition patterns. The low historical attrition rates observed over the historical period support the preliminary determination of a longer estimated useful life.

It is noted that the estimated useful life of 36 years reflects information available at the end of the Company’s second quarter of 2017 and the June 30, 2017 Form 10-Q indicated that the purchase price allocation is preliminary. The Company is continuing to assess customer relationship data available as of the acquisition date and the projected results of operations of the acquiree at a more detailed level and expects to determine the final valuation once all data available as of the acquisition date has been evaluated, but not to exceed one year from the acquisition date.

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5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 24, 2017

We believe the foregoing is responsive to the Staff's comments. Should you have any questions, please do not hesitate to contact the undersigned at (214) 453-3000.

Sincerely,

HMS HOLDINGS CORP.

/s/ Jeffrey Sherman

Jeffrey Sherman
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mengyao Lu, Staff Accountant Securities and Exchange Commission Division of Corporation Finance

Meredith Bjorck, Executive Vice President, General Counsel and Corporate Secretary HMS Holdings Corp.

Greg Aunan, Senior Vice President and Chief Accounting Officer HMS Holdings Corp.

Brian J. Lane Gibson, Dunn & Crutcher LLP

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com